Sub-Item 77D(b)
The Fund was previously registered as a non-diversified investment company. Pursuant to current positions of the SEC staff, an investment company that is non-diversified but then operates continuously as diversified for three years becomes a diversified investment company. Accordingly, the Fund has become a diversified investment company and may not resume operating in a non-diversified manner without first obtaining shareholder approval.
With respect to 75% of its assets, the Fund may not invest more than 5% of its assets in securities or instruments of any single issuer.